Exhibit 21.01

OGE ENERGY CORP.
SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of	Percentage of
Name of Subsidiary	Incorporation	Ownership

Oklahoma Gas and Electric Company	Oklahoma	100.0
OGE Enogex Holdings LLC	Oklahoma	100.0
Enogex Holdings LLC	Oklahoma	86.7
Enogex LLC	Oklahoma	86.7
Enogex Gathering & Processing LLC	Oklahoma	86.7
Enogex Products LLC	Oklahoma	86.7
Enogex Gas Gathering LLC	Oklahoma	86.7

The above listed subsidiaries have been consolidated in the Registrant’s financial statements.  Certain of the Company’s subsidiaries have been omitted from the list above in accordance with Rule 1–02(w) of Regulation S-X.